UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.)

Axion International Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05462D101
(CUSIP Number)

Richard Rosenblum c/o Harborview Advisors LLC 850 Third Avenue, Suite 1801 New York, NY 10022 (646) 218-1400
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 3, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. - 05462D101

1	NAME OF REPORTING PERSON Harborview Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,057,6881
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,057,6881
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,057,6881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN

1 Comprised of: (i) 1,569,688 shares of outstanding Common Stock; (ii) 150,000 shares that may be acquired pursuant to a 10% Convertible Promissory Note, issued on February 1, 2010 and amended and restated on February 22, 2010 (the “10% Note”); (iii) 100,000 shares that may be acquired pursuant to an Amended and Restated Purchase Warrant, issued on February 1, 2010 and amended and restated on February 22, 2010 (the “2010 Warrant”); (iv) 100,000 shares that may be acquired pursuant to a Purchase Warrant, issued on July 21, 2009 (the “2009 Warrant”) and (v) 138,000 shares that may be acquired pursuant to an Amended and Restated 8.75% Convertible Debenture Due December 31, 2010, issued on September 26, 2008 and amended and restated on March 31, 2009, as amended (the “8.75% Debenture”).

SCHEDULE 13D

CUSIP No. - 05462D101

1	NAME OF REPORTING PERSON Harborview Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,057,6882
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,057,6882
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,057,6882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON CO

2 Comprised of: (i) 1,569,688 shares of outstanding Common Stock; (ii) 150,000 shares that may be acquired pursuant the 10% Note; (iii) 100,000 shares that may be acquired pursuant to the 2010 Warrant; (iv) 100,000 shares that may be acquired pursuant to the 2009 Warrant and (v) 138,000 shares that may be acquired pursuant to the 8.75% Debenture.

SCHEDULE 13D

CUSIP No. - 05462D101

1	NAME OF REPORTING PERSON Harborview Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 586,9503
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 586,9503
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 586,9503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON CO

3 Comprised of shares of outstanding Common Stock.

SCHEDULE 13D

CUSIP No. - 05462D101

1	NAME OF REPORTING PERSON Richard Rosenblum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,644,6384
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,644,6384
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,644,6384
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON IN

4 Comprised of: (i) 2,156,638 shares of outstanding Common Stock; (ii) 150,000 shares that may be acquired pursuant the 10% Note; (iii) 100,000 shares that may be acquired pursuant to the 2010 Warrant; (iv) 100,000 shares that may be acquired pursuant to the 2009 Warrant and (v) 138,000 shares that may be acquired pursuant to the 8.75% Debenture.

SCHEDULE 13D

CUSIP No. - 05462D101

1	NAME OF REPORTING PERSON David Stefansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,644,6385
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,644,6385
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,644,6385
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON IN

5 Comprised of: (i) 2,156,638 shares of outstanding Common Stock; (ii) 150,000 shares that may be acquired pursuant the 10% Note; (iii) 100,000 shares that may be acquired pursuant to the 2010 Warrant; (iv) 100,000 shares that may be acquired pursuant to the 2009 Warrant and (v) 138,000 shares that may be acquired pursuant to the 8.75% Debenture.

ITEM 1.  SECURITY AND ISSUER.

        This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Axion International Holdings, Inc., a Colorado corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 180 South St., Suite 104, New Providence, New Jersey 07974.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This statement is being filed jointly by and on behalf of each of Harborview Master Fund, L.P. (“Harborview Master Fund”), Harborview Advisors, LLC (“Harborview Advisors”), Harborview Capital Management, LLC (“Harborview Capital Management”), Richard Rosenblum and David Stefansky (the “Reporting Persons”).

(b) The principal business address of each of the Reporting Persons is c/o Harborview Advisors LLC, 850 Third Avenue, Suite 1801, New York, New York 10022.

 (c) Harborview Master Fund is a limited partnership organized under the laws of the British Virgin Islands and is a private investment partnership.

Harborview Advisors is a limited liability company organized under the laws of the State of New Jersey and its principal business is to serve as the general partner of Harborview Master Fund.

Harborview Capital Management is a limited liability company organized under the laws of the State of New York and its principal business is providing business advisory services.

Messrs. Rosenblum and Stefansky are the managing members of Harborview Advisors and Harborview Capital Management, and have voting and investment power with respect to shares of Common Stock held by Harborview Master Fund, Harborview Advisors and Harborview Capital Management.

The filing of this statement shall not be construed as an admission that any Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any Common Stock covered by this statement.

(d) None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were, or are subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Rosenblum and Stefansky are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds used for the purchase of 1,569,688 shares of outstanding Common Stock reported for Harborview Master Fund in this Schedule 13D was the available working capital funds of Harborview Master Fund. The aggregate funds used by Harborview Master Fund to make these purchases was $1,275,857.33, including commissions.  Of the remaining shares reported for Harborview Master Fund, (i) 150,000 are shares that may be acquired pursuant to a 10% Convertible Promissory Note, issued on February 1, 2010 and amended and restated on February 22, 2010 (the “10% Note”); (ii) 100,000 are shares that may be acquired pursuant to an Amended and Restated Purchase Warrant, issued on February 1, 2010 and amended and restated on February 22, 2010 (the “2010 Warrant”); (iii) 100,000 are shares that may be acquired pursuant to a Purchase Warrant, issued on July 21, 2009 (the “2009 Warrant”) and (iv) 138,000 are shares that may be acquired pursuant to an Amended and Restated 8.75% Convertible Debenture Due December 31, 2010, issued on September 26, 2008 and amended and restated on March 31, 2009, as amended by the First Amendment to the 8.75% Convertible Debenture, dated July 22, 1009 (the “8.75% Debenture”).  The 10% Note was issued in exchange for $300,000.  The 2010 Warrant was issued for no extra payment in connection with the 10% Note.  The 2009 Warrant was issued for no extra payment in connection with a prior financing.  The 8.75% Debenture was purchased from its initial holder for $172,500  The source of funds used for the purchase of all these instruments was the available working capital funds of Harborview Master Fund.

The shares of Common Stock reported for Harborview Capital Management in this Schedule 13D were issued as compensation for certain consulting services provided by Harborview Capital Management to the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Persons acquired the shares of the Issuer’s Common Stock reported in this Schedule 13D for investment purposes.  The Reporting Persons previously reported their beneficial ownership of the Common Stock of the Issuer on Schedule 13G, initially filed on February 17, 2009 and amended on February 5, 2010.

The Reporting Persons have engaged in discussions with management of the Issuer from time to time regarding their investment in the Issuer.  In early February 2010, the Issuer’s management approached the Reporting Persons to solicit their opinion of a potential transaction with Lincoln Park Capital Fund, LLC (“LPC”).  Despite the Reporting Persons’ negative opinion of such transaction, on February 26, 2010, the Issuer filed a Form 8-K disclosing that it had entered into a purchase agreement and registration rights agreement with Lincoln Park Capital Fund, LLC (“LPC”).  Since the Form 8-K was filed, the Reporting Persons have engaged in discussions with the Issuer from time to time in which they have expressed serious concerns about the transaction.  On April 28, 2010, they submitted a term sheet for a proposed alternative financing transaction (the “Proposed Transaction”) that they believe is superior to, and offers significantly more value to all shareholders of the Issuer than, the transaction with LPC.  The term sheet is furnished herewith as Exhibit 99.1 hereto and incorporated herein by reference.  To date, the Reporting Persons have not received a meaningful response to the proposed term sheet.

The Reporting Persons plan to review their investment in the Issuer on a continuing basis. Depending upon the actions taken by the board of directors and/or management of the Issuer in connection with the transaction with LPC and the Proposed Transaction as well as other factors that are or may become relevant, the Reporting Persons may consider (i) making proposals which relate to or may result in changes in the board of directors and/or management of the Issuer; (ii) making an additional proposal or proposals relating to alternative financing transactions; (iii) selling all or part of the securities of the Issuer owned by such Reporting Persons in open market or privately negotiated transactions; (iv) acquiring additional securities of the Issuer in open market or privately negotiated transactions; (v) making a proposal or proposals to acquire more (or potentially all) of the equity interests in the Issuer, including, without limitation, directly from certain (or potentially all) of the security holders of the Issuer; (vi) making a proposal or proposals relating to the acquisition of certain (or potentially all) of the assets of the Issuer; (vii) making a shareholder proposal or proposals to request that the Issuer consider one or more extraordinary transactions, such as a merger; and (viii) one or more combinations of the foregoing.

Any proposals related to the board and/or management of the Issuer, potential financing transactions, open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions or matters may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) (b) Harborview Master Fund is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Master Fund Shares”). The Harborview Master Fund Shares are also reported as beneficially owned by Harborview Advisors, as the general partner of Harborview Master Fund, and by Messrs. Rosenblum and Stefansky, as the managing members of Harborview Advisors. By reason of these relationships, each of Harborview Master Fund and Harborview Advisors are reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Master Fund Shares, and each of Messrs. Rosenblum and Stefansky are reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Harborview Master Fund Shares.

 Harborview Capital Management is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Capital Management Shares”). The Harborview Capital Management Shares are also reported as beneficially owned by Messrs. Rosenblum and Stefansky, as the managing members of Harborview Capital Management. By reason of these relationships, Harborview Capital Management is reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Capital Management Shares, and each of Messrs. Rosenblum and Stefansky are reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Harborview Capital Management Shares.

All percentages set forth in this statement are based on 21,186,838 shares of Common Stock reported as outstanding as of April 28, 2010 in the Issuer’s Form S-1/A filed on April 29, 2010.

(c) The Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Harborview Master Fund holds the 10% Note.  The 10% Note has a principal amount of $300,000 and bears interest at an annual rate of 10%.  All principal and interest is payable on the earlier of August 1, 2010 or the date on which the Issuer consummates a debt or equity financing transaction greater than or equal to $1,000,000.  The principal under the 10% Note is convertible, at Harborview Master Fund’s option, at a conversion price of $2.00 per share, subject to customary anti-dilution provisions for stock splits, combinations and the like.

Harborview Master Fund also holds the 2010 Warrant.  The 2010 Warrant permits Harborview Master Fund to purchase 100,000 shares of Common Stock at a purchase price of $2.50 per share. The 2010 Warrant is exercisable by Harborview Master Fund, in whole or in part, on or before February 1, 2015. The 2010 Warrant contains customary anti-dilution provisions for stock splits, combinations and the like, as well as a net cashless exercise provision.

Harborview Master Fund also holds the 2009 Warrant.  The 2009 Warrant permits Harborview Master Fund to purchase 100,000 shares of Common Stock at a purchase price of $0.90 per share. The 2009 Warrant is exercisable by Harborview Master Fund, in whole or in part, on or before July 21, 2014. The 2009 Warrant contains customary anti-dilution provisions for stock splits, combinations and the like, as well as a net cashless exercise provision.

Harborview Master Fund also holds the 8.75% Debenture.  The 8.75% Debenture has a principal amount of $172,500 and bears interest at an annual rate of 8.75%.  All principal is payable on December 31, 2010.  Interest is payable quarterly, and at the Issuer’s option may be paid in cash or Common Stock.  To date, all payments have been made in cash.  The principal under the 8.75% Debenture is convertible, at Harborview Master Fund’s option, at a conversion price of $1.25 per share, subject to customary anti-dilution provisions for stock splits, combinations and the like.  Subject to certain conditions, the Issuer is permitted to redeem some or all of the outstanding principal under the 8.75% Debenture for an amount in cash or Common Stock equal to the sum of (i) 120% of the principal amount then outstanding, (ii) accrued but unpaid interest and (iii) all liquidated damages and other amounts due.  If the value of the Common Stock exceeds $0.80 for more than 30 consecutive trading days (subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and similar transactions), the Issuer also has the right to force Harborview Master Fund to convert some or all of the principal amount plus accrued but unpaid interest and liquidated damages and other amounts due.

Harborview Capital Management is a party to a Financial Advisor and Consulting Agreement for Axion International Holdings, dated February 1, 2010, by and between Harborview Capital Management and the Issuer (the “Advisor Agreement”).  Pursuant to the Advisor Agreement, Harborview Capital Management is engaged to act as financial advisor and consultant to the Issuer in connection with: (i) any potential recapitalization of the Issuer and (ii) the license or sale of some or all of the Issuer’s technology to a technology partner (as defined in the Advisor Agreement).  Harborview Capital Management was issued 200,000 shares of Issuer Common Stock as compensation under the Advisor Agreement.  Upon the successful closing of a transaction with a technology partner, fees to Harborview Capital Management would include a warrant to purchase shares of Issuer Common Stock based upon a percentage of the transaction value.

The foregoing descriptions of the 10% Note, the 2010 Warrant, the 2009 Warrant, the 8.75% Debenture and the Advisor Agreement do not purport to be complete and are qualified in their entirety by reference to the 10% Note, the 2010 Warrant, the 2009 Warrant, the 8.75% Debenture (including the First Amendment to the 8.75% Convertible Debenture, dated July 22, 1009) and the Advisor Agreement, which are filed as Exhibits 99.2 through 99.7 hereto and incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Proposed Term Sheet submitted on April 28, 2010.
99.2	10% Convertible Promissory Note, issued on February 1, 2010 and amended and restated on February 22, 2010.
99.3	Amended and Restated Purchase Warrant, issued on February 1, 2010 and amended and restated on February 22, 2010.
99.4	Purchase Warrant, issued on July 21, 2009.
99.5	Amended and Restated 8.75% Convertible Debenture Due December 31, 2010, issued on September 26, 2008 and amended and restated on March 31, 2009.
99.6	First Amendment to the 8.75% Convertible Debenture, dated July 22, 1009.
99.7	Financial Advisor and Consulting Agreement for Axion International Holdings, dated February 1, 2010, by and between Harborview Capital Management, LLC and Axion International Holdings, Inc.
99.8	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 4, 2010

Harborview Master Fund, L.P. By: Harborview Advisors, LLC

By:	/s/ Richard Rosenblum
Name: Richard Rosenblum
Title: Managing Member

Harborview Advisors, LLC

By:	/s/ Richard Rosenblum
Name: Richard Rosenblum
Title: Managing Member

Harborview Capital Management, LLC

By:	/s/ Richard Rosenblum
Name: Richard Rosenblum
Title: Managing Member

Richard Rosenblum

/s/ Richard Rosenblum

David Stefansky

/s/ David Stefansky

EXHIBITS

Exhibit	Description of Exhibit
99.1	Proposed Term Sheet submitted on April 28, 2010.
99.2	10% Convertible Promissory Note, issued on February 1, 2010 and amended and restated on February 22, 2010.
99.3	Amended and Restated Purchase Warrant, issued on February 1, 2010 and amended and restated on February 22, 2010.
99.4	Purchase Warrant, issued on July 21, 2009.
99.5	Amended and Restated 8.75% Convertible Debenture Due December 31, 2010, issued on September 26, 2008 and amended and restated on March 31, 2009.
99.6	First Amendment to the 8.75% Convertible Debenture, dated July 22, 1009.
99.7	Financial Advisor and Consulting Agreement for Axion International Holdings, dated February 1, 2010, by and between Harborview Capital Management, LLC and Axion International Holdings, Inc.
99.8	Joint Filing Agreement.